[LETTERHEAD OF DEWEY BALLANTINE LLP]

January 18, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:            H. Christopher Owings, Assistant Director

Re:	Central European Distribution Corporation Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-129073

Dear Mr. Owings:

On behalf of Central European Distribution Corporation (“CEDC”), a Delaware corporation, enclosed herewith for filing via the EDGAR system of the United States Securities and Exchange Commission (the “Commission”) is Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been marked to show changes from the Amendment No. 1 to the Registration Statement, filed on December 19, 2005. In accordance with Rule 402 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CEDC has advised us that one manually signed copy of the Registration Statement will be retained for a period of five years.

Set forth below are the responses of CEDC to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission relayed to us orally by John Fieldsend of the Staff in his telephone conversation with Brian Smarsh of our firm on December 22, 2005. References in the responses below to “we,” “us,” “our” and “CEDC” refer to Central European Distribution Corporation and its subsidiaries, unless the context otherwise requires.

The references below to page numbers where revised or additional disclosure can be located refer to the pages in the marked copies of Amendment No. 2.

United States Securities and Exchange Commission

January 18, 2006

If you have any questions with regard to the foregoing, please do not hesitate to call me at (212) 259-6605.

Sincerely,

/s/ Frank R. Adams
Frank R. Adams

Enclosures

cc:	Messrs. David Mittelman John Fieldsend

United States Securities and Exchange Commission

Messr.    William V. Carey

Central European Distribution Corporation

* * *

United States Securities and Exchange Commission

January 18, 2006

Form S-3

About This Prospectus, page 2

1.	Please move the information on page 2 out of the forepart of your registration statement or delete the final sentence of that section.

Response

In response to the Staff’s comment, the final sentence of the “About This Prospectus” section on page 2 has been deleted.

Selling Stockholders, page 10

2.	Please revise your Selling Stockholders table to identify the beneficial owners that have voting or investment control over the shares being offered by the following selling security holders: Brant Investments Ltd., Capital Ventures International, Castlerigg Master Investments, Ltd., Elliott Associates, L.P., Elliott International, L.P., Roytor & Co., Trellus Offshore Fund Limited, Trellus Partners II, L.P. and Trellus Partners, LP. In each case, please list a beneficial owner that is either an entity registered with the Commission or an individual or individuals that actually exercise voting or investment control over the shares being offered by such selling security holders on behalf of such selling security holders.

Response

In response to the Staff’s comment, the disclosure on pages 12 to 13 has been revised.